

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 7, 2016

Christopher T. Grubb
Chief Financial Officer
Greenhill & Co., Inc.
300 Park Ave.
New York, New York 10022

> **Re: Greenhill & Co., Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-32147**

Dear Mr. Grubb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

December 31, 2015 Form 10-K

Note 18 – Business Information, page F-26

1. In future filings please disclose revenues from the United States and from all foreign countries in total and describe the basis for attributing revenues to individual countries. If revenues attributed to an individual foreign country are material, disclose those revenues separately. Refer to ASC 280-10-50-41.

2. In future filings please disclose the amount of long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets located in the United States and from all foreign countries in total. If assets in an individual foreign country are material, disclose those assets separately. Refer to ASC 280-10-50-41.

3. We note your disclosure that you manage your business based on the operating results of the enterprise taken as a whole, not by geographic region. Please address the following:

    - Please tell us the title and describe the role of the chief operating decision maker (CODM) and each of the individuals who report to the CODM.

    - Please tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

4. We note from your website that you have various Managing Directors, some of which are in charge of certain regions (e.g., Nordic, Australia, Europe, Brazil, etc.) and others which are in charge of certain industry advisory groups (e.g., Telecommunications, Financial Technology, Real Estate, M&A, etc.). Please explain to us how these individuals fit into the organizational structure of the company.

5. Please describe the information regularly provided to the CODM and how frequently it is prepared.

6. Please describe the information regularly provided to the Board of Directors and how frequently it is prepared.

7. Please explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

8. Please describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

9. Please describe the basis for determining the compensation for each of the individuals that report to the CODM. If the Managing Directors referred to above are not direct reports to the CODM, please also describe the basis for determining the compensation for those individuals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3492 with any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services